UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LASERCARD CORPORATION

(Name of Subject Company)

AMERICAN ALLIGATOR ACQUISITION CORP.

a wholly-owned subsidiary of

ASSA ABLOY INC.

a wholly-owned subsidiary of

ASSA ABLOY AB

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

William West

Senior Vice President and Chief Financial Officer

HID Global Corporation

c/o ASSA ABLOY Inc.

15370 Barranca Parkway

Irvine, CA 92618

Tel: (949) 732-2003

Fax: (949) 732-2120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 78,638,883	$ 5,606.95

*	Estimated solely for the purpose of calculating the filing fee. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation. at a purchase price of $6.25 per share, with 12,348,904 shares issued and outstanding, 661,681 shares issuable upon exercise of outstanding options (with a weighted average exercise price of $5.17, and 119,392 restricted stock units in each case as of December 14, 2010, as represented by LaserCard Corporation.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by American Alligator Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of ASSA ABLOY Inc. (“ASSA US”), which is an Oregon corporation and wholly-owned subsidiary of ASSA ABLOY AB, a limited liability corporation organized under the laws of Sweden (“ASSA ABLOY”), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of LaserCard Corporation, a Delaware corporation (“LaserCard”) (collectively the “Shares” and each share thereof a “Share”), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser, ASSA US and ASSA ABLOY.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of securities to which this Schedule TO relates is LaserCard Corporation, a Delaware corporation. LaserCard’s principal executive offices are located at 1875 North Shoreline Boulevard, Mountain View, CA 94043, and its telephone number is (650) 969-4428.

(b) This Schedule TO relates to the outstanding shares of common stock, $0.01 par value per share, of LaserCard. Based on information provided by LaserCard in its representation of capitalization, as of December 14, 2010 there were 12,348,904 shares of common stock, $0.01 par value per share, of LaserCard issued and outstanding. The information set forth in the “Introduction” section of the Offer to Purchase is incorporated herein by reference.

(c) The Shares are traded on the Nasdaq Global Market under the symbol “LCRD.” The information set forth in Section 6 “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 8 “Certain Information Concerning ASSA ABLOY, ASSA US and Purchaser” and Schedule I “Directors and Executive Officers of ASSA ABLOY, ASSA US and Purchaser” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the Summary Term Sheet, the Introduction, Section 1 “Terms of the Tender Offer,” Section 2 “Acceptance for Payment and Payment for Shares,” Section 3 “Procedures for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Certain United States Federal Income Tax Consequences,” Section 10 “Background of the Offer, Past Contacts or Negotiations with LaserCard,” Section 11 “The Transaction Documents,” Section 12 “Purpose of the Offer; Plans for LaserCard,” Section 13 “Certain Effects of the Offer” and Section 15 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years none of ASSA ABLOY, ASSA US or Purchaser nor, to the best knowledge of ASSA ABLOY, ASSA US and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of ASSA ABLOY, ASSA US and Purchaser” of the Offer to Purchase has entered into any transaction with LaserCard or any of LaserCard’s affiliates that are not natural persons.

(a)(2) Other than the transactions described in Item 5(b) below, during the past two years none of ASSA ABLOY, ASSA US or Purchaser nor, to the best knowledge of ASSA ABLOY, ASSA US and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of ASSA ABLOY, ASSA US and Purchaser” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of LaserCard that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 8 “Certain Information Concerning ASSA ABLOY, ASSA US and Purchaser,” Section 10 “Background of the Offer; Past Contacts or Negotiations with LaserCard,” Section 11 “The Transaction Documents” and Section 12 “Purpose of the Offer; Plans for LaserCard” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a),(c)(1)-(7) The information set forth in Section 10 “Background of the Offer; Past Contacts or Negotiations with LaserCard,” Section 12 “Purpose of the Offer; Plans for LaserCard” and Section 13 “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 9 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the “Introduction,” Section 8 “Certain Information Concerning ASSA ABLOY, ASSA US and Purchaser,” Section 10 “Background of the Offer; Past Contacts or Negotiations with LaserCard,” Section 11 “The Transaction Documents,” Section 12 “Purpose of the Offer; Plans for LaserCard” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in Section 18 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) ASSA ABLOY, ASSA US, Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) LaserCard or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in Section 13 “Certain Effects of the Offer,” Section 15 “Certain Conditions of the Offer,” and Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	EXHIBITS

See Exhibit Index following the Signature Page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010

AMERICAN ALLIGATOR ACQUISITION CORP.

By:	/s/ DENIS R. HÉBERT
Name:	Denis R. Hébert
Title:	President

Dated: December 22, 2010

ASSA ABLOY INC.

By:	/s/ JEFFREY A. MERESCHUK
Name:	Jeffrey A. Mereschuk
Title:	Executive Vice President and CFO

Dated: December 22, 2010

ASSA ABLOY AB

By:	/s/ DENIS R. HÉBERT
Name:	Denis R. Hébert
Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase dated December 22, 2010.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on December 22, 2010.

(a)(1)(H)	Press Release of ASSA ABLOY, dated December 21, 2010, issued by ASSA ABLOY (incorporated by reference to the Schedule TO-C filed by Purchaser with the SEC on December 20, 2010).

(a)(1)(I)	Press Release of HID Global Corporation, dated December 22, 2010, issued by HID Global Corporation (incorporated by reference to the Schedule TO-C filed by Purchaser with the SEC on December 22, 2010).

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2010, among LaserCard, Purchaser, and ASSA US (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by LaserCard with the SEC on December 21, 2010).

(d)(2)	Tender and Support Agreement, dated December 20, 2010, between ASSA US and certain stockholders of LaserCard (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by LaserCard with the SEC on December 21, 2010).

(d)(3)	Confidentiality Agreement, dated November 6, 2009, between LaserCard and HID Global Corporation.

(d)(4)	Exclusivity Agreement, dated November 5, 2010, between HID Global Corporation and LaserCard.

(d)(5)	Letter Agreement extending the terms of the Exclusivity Agreement, dated December 3, 2010, between HID Global Corporation and LaserCard.

(d)(6)	Letter Agreement extending the terms of the Exclusivity Agreement, dated as of December 18, 2010, between HID Global Corporation and LaserCard.